Exhibit 99.2

[For Immediate Release]

Mint’s New JV Rice Robotics AGI Integrates Fan-Favorite B.Duck IP for Companion Robot Debut at Licensing Expo Las Vegas

Hong Kong, May 28, 2026 (GLOBE NEWSWIRE) -- Mint Incorporation Limited (“Mint” or the “Company”, together with its subsidiaries, the “Group”, NASDAQ: MIMI), a Hong Kong-based company strategically focused on artificial intelligence (AI) and robotics, and an established business interior design and fit-out works provider, today announced a major step forward in its robotics business expansion. Following the successful delivery of FLOKI Minibot M1, the Group has established a new joint venture with Rice Robotics Holdings Limited (“Rice Robotics”) — Rice Robotics AGI Holding Limited (“Rice Robotics AGI”). The joint venture has signed a non-binding Memorandum of Understanding (“MOU”) with certain subsidiaries of B.Duck Semk Holdings International Limited (“B.Duck Semk”, together with its subsidiaries, the “B.Duck Group”, HKEX: 2250), the owner of Hong Kong’s iconic original intellectual property (IP) character B.Duck, to commence the launch of a new AI companion robot, B.Duck NAVI, which will make its global debut at Licensing Expo Las Vegas.

Under the MOU, B.Duck Semk will, subject to the negotiation and execution of a definitive agreement, grant Rice Robotics AGI an IP license for the development and commercialization of AI companion robots featuring the B.Duck character. The collaboration is intended to create a deep strategic partnership that begins with IP licensing and expand into broader co-development initiatives over time.

Under the proposed collaboration, B.Duck NAVI is planned as the joint venture’s inaugural AI companion robot model. Its name, derived from the word “navigation,” underscores its autonomous walking functionality. The robot integrates AI-powered emotional companionship, voice interaction, intelligent learning, and daily life assistance, designed as an intelligent daily companion for family consumers. This collaboration will mark Mint’s strategic move to expand its robotics business from business-to-business (B2B) into the business-to-consumer (B2C) market, fully embracing the growth potential of AI companion robots.

Photo Caption

B.Duck NAVI is planned as the first flagship product under the newly formed joint venture, Rice Robotics AGI Holding Limited, representing Mint’s strategic move to expand its robotics business from B2B into the B2C market.

Mr. Damian Chan, Chairman of the Board and Chief Executive Officer of Mint, said: “Following the successful delivery of the first prototype of the AI companion robot FLOKI Minibot M1, co-developed with Rice Robotics, we have recognized the immense potential of AI companion robots. To accelerate our expansion, we have established Rice Robotics AGI with Rice Robotics, with Mint contributing approximately HK$15,000,000 to drive its development. This joint venture is Mint’s key vehicle for extending its robotics business from the commercial sector into the mass consumer space. B.Duck NAVI will be the very first deliverable of this strategic layout. We are also extremely excited to collaborate with B.Duck Group, a true icon of Hong Kong’s original IP scene. Leveraging B.Duck’s deeply ingrained brand influence and extensive fan base, B.Duck NAVI will effectively lower the barrier to consumer adoption of AI robots and accelerate our penetration into the parent-child and family consumer market. Unlike FLOKI Minibot M1, which was primarily aimed at commercial applications and enterprise clients, B.Duck NAVI was designed with the consumer market in mind — combining B.Duck’s iconic and endearing image with advanced AI and autonomous navigation technology, targeting home settings and younger consumers, with the aim of opening up the mass market for emotional companionship needs.”

Mr. Victor Lee, Founder of Rice Robotics and Chief Executive Officer of Rice Robotics AGI, said: “Rice Robotics AGI was created to accelerate the building of consumer-ready AI robots that people genuinely want in their daily lives. B.Duck NAVI is positioned to be the first expression of this mission — combining a beloved IP with real autonomous navigation and interactive AI capabilities. We’re excited to debut B.Duck NAVI at Licensing Expo Las Vegas, which will represent a meaningful step toward making companion robots accessible to more families.”

Mr. Ha Lam Hui, Chairman of the Board and Chief Executive Officer of B.Duck Semk, said: “B.Duck has been a beloved part of Hong Kong’s creative culture for over two decades. This collaboration with Rice Robotics AGI marks a pivotal moment — the first time our iconic character steps into the world of AI companion robotics. What begins as an IP licensing partnership envisioned under the MOU is built on a foundation for much deeper strategic cooperation. By combining B.Duck’s proven brand equity and fan base across Asia with Rice Robotics AGI’s autonomous navigation and emotional AI technology, we are creating something genuinely new: an AI companion that families will welcome into their homes not as a gadget, but as a friend. B.Duck NAVI embodies our shared vision — making emotional AI companionship warm, accessible, and joyful. We are proud to debut this product at Licensing Expo Las Vegas, a global stage where the world’s most influential brands come together, and we look forward to bringing B.Duck NAVI to families across Asia and beyond.”

B.Duck NAVI will make its debut at Licensing Expo Las Vegas, scheduled for 19–21 May 2026 at the Mandalay Bay Convention Center — the world’s largest and most influential brand licensing event, attracting leading IP licensors and licensees from around the world annually.

The MOU is non-binding and is subject to the execution of a definitive agreement.

- End-

About Mint Incorporation Limited

Mint Incorporation Limited (NASDAQ: MIMI), a Hong-Kong based enterprise listed on NASDAQ, specializes in artificial intelligence (AI), robotics, and interior design. Through its subsidiary, Aspiration X Limited, Mint delivers intelligent robotics and facility management solutions to enterprises, real estate, shopping centers, government agencies, and more. Mint also operates Matter International Limited, providing professional interior design and renovation services. With a focus on innovation and practical applications, Mint is committed to enhancing efficiency, safety, and quality of life across industries.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to review other factors that may affect its future results disclosed in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”).

Media Enquiries

Strategic Financial Relations Limited
Vicky Lee	Tel: (852) 2864 4834	E-mail: vicky.lee@sprg.com.hk
Rachel Ko	Tel: (852) 2114 2370	E-mail: rachel.ko@sprg.com.hk
Cherrie Man	Tel: (852) 2864 4846	E-mail: cherrie.man@sprg.com.hk

B.Duck Semk Holdings International Limited Investor Relations

Kai Wong	Tel: (852) 2469 9599	E-mail: bduckir@semk.net